21004762

...MISSION

...ashington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38686

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2020 (MM/DD/YY) AND ENDING June 30, 2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

GLOVER CAPITAL, INC.

NAME OF BROKER-DEALER-

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3520 PIEDMONT ROAD, SUITE 130
(No. and Street)

ATLANTA	GA	30305
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARION GLOVER 404-523-2921
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WIPFLI LLP
(Name – *if individual, state last, first, middle name*)

235 PEACHTREE STREET, STE 1800	ATLANTA	GA	30303
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing

AUG 24 2021

Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARION GLOVER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GLOVER CAPITAL, INC., as of JUNE 30, 20 21, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

JOANN SHEPHERD NOTARY PUBLIC MY COMMISSION EXPIRES DECEMBER 02, 2022 DEKALB COUNTY, GEORGIA

Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WIPFLI

235 Peachtree Street NE
Suite 1800
Atlanta, GA 30303

404 588 4200
wipfli.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Glover Capital, Inc.
Atlanta, Georgia

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Glover Capital, Inc. (the "Company") as of June 30, 2021, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the auditing standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wipfli LLP

We have served as the Company's auditor since 2013.
Atlanta, Georgia
August 19, 2021

GLOVER CAPITAL, INC.

Statement of Financial Condition

June 30, 2021

Assets

Current assets:	
Cash and cash equivalents	$ 117,003
Deferred tax asset	4,685
Income taxes receivable	531
Total current assets and assets	$ 122,219

Liabilities and Stockholder's Equity

Current liabilities:	
Accounts payable	$ 1,870
Due to Glover & Associates, Inc.	2,122
Total current liabilities and liabilities	3,992
Commitments	
Stockholder's equity:	
Common stock, $1 par value; 100,000 shares authorized; 5,000 shares issued and outstanding	5,000
Additional paid-in-capital	25,000
Retained earnings	88,227
Total stockholder's equity	118,227
Total liabilities and stockholder's equity	$ 122,219

See notes to financial statements.

GLOVER CAPITAL, INC.

Statement of Operations

For the Year Ended June 30, 2021

Revenues	$1,865,205
Costs and expenses:	
Regulatory fees	1,880
Management fees	1,800,848
Other expenses	62,318
Total costs and expenses	1,865,046
Interest income	102
Income before provision for income taxes	261
Provision for income taxes:	
Current	-
Deferred	75
Net income	$ 186

See notes to financial statements.

GLOVER CAPITAL, INC.

Statement of Changes in Stockholder's Equity

For the Year Ended June 30, 2021

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, June 30, 2020	5,000	$ 5,000	$ 25,000	$ 88,041	$ 118,041
Net income	-	-	-	186	186
Balance, June 30, 2021	5,000	$ 5,000	$ 25,000	$ 88,227	$ 118,227

See notes to financial statements.

GLOVER CAPITAL, INC.

Statement of Cash Flows

For the Year Ended June 30, 2021

Cash flows from operating activities:	
Cash received from customers	$1,865,205
Cash paid for management fees	(1,800,848)
Cash paid for other expenses	(65,306)
Interest received	102
Net cash used in operating activities	(847)
Net decrease in cash	(847)
Cash and cash equivalents, beginning of year	117,850
Cash and cash equivalents, end of year	$ 117,003

Reconciliation of Net Income to Net Cash Used in Operating Activities

Net income	$ 186
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in assets and liabilities:	
Provision for deferred taxes	75
Accounts payable	(1,104)
Due to Glover & Associates, Inc.	(4)
Total adjustments	(1,033)
Net cash used in operating activities	$ (847)

See notes to financial statements.

GLOVER CAPITAL, INC.

Notes to Financial Statements

June 30, 2021

Note 1 - Description of business and summary of significant accounting policies:

Glover Capital, Inc. (the Company) was incorporated on September 16, 1987 for the purpose of becoming qualified as a licensed broker/dealer. On September 24, 1987, the Company became licensed as a broker/dealer and began operations.

The following is a summary of the more important accounting principles and policies followed by the Company:

Basis of presentation

The Company has adopted the Financial Accounting Standards Board (FASB) Accounting Standards Codification (Codification). The Codification is the single official source of accounting principles generally accepted in the Unites States (U.S. GAAP) recognized by the FASB to be applied by nongovernmental entities and all of the Codification's content carries the same level of authority.

Revenue recognition

The Company prepares its financial statements on the accrual basis of accounting. Revenues are recognized when obligations under the terms of a signed customer contract are satisfied. For the Company, this generally occurs when the deal "closes." Revenue is measured as the amount of consideration the Company expects to receive in exchange for services provided to the customer.

Receivables and credit policies

The Company routinely assesses the financial strength of its clients and, as a consequence, believes that its commission receivable credit risk exposure is limited. Commission receivables are carried at original contract amount less an estimate for anticipated credit losses as determined by management in the course of regularly evaluating individual receivables. To date, bad debts have not exceeded management's expectations. Commission receivables are written off when deemed uncollectible. Recoveries of commission receivables previously written off are recorded as a bad debt recovery when received. At June 30, 2021, there were no commissions receivable or allowance for doubtful accounts deemed necessary.

Cash and cash equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 1 - Description of business and summary of significant accounting policies - continued:

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred income tax assets and liabilities is recognized in income in the period that includes the enactment date. Income tax benefit is the change during the year in deferred tax assets and liabilities.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authority, based on the technical merits of the position. As of June 30, 2021, there are no known items which would result in a material accrual related to where the Company has federal or state attributable tax positions.

Major customers

The nature of the Company's business is to handle in any year a limited number of transactions. During the year ended June 30, 2021, the Company had three transactions.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events

All subsequent events, if any, requiring recognition, have been incorporated into these financial statements.

Note 2 - Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2021, the Company had net capital of $112,811 which was $107,811 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .04 to 1 at June 30, 2021.

Note 3 - Transactions with related party:

The Company and Glover & Associates, Inc. are affiliated companies under common management control. The existence of this control could result in operating results and/or a financial position of the Company significantly different from those that would have been obtained if the companies were autonomous.

During the year ended June 30, 2021, the Company paid Glover & Associates, Inc, $1,800,848 for management fees.

At June 30, 2021, the Company owed $2,122 to Glover & Associates, Inc. for various operational expenses.

Note 4 - Possession or control requirements:

The Company does not have any possession or control of customer funds or securities.

Note 5 - Concentration of credit risk:

The Company maintains its cash in bank deposits which, at times, may exceed federally-insured limits. The Company has not experienced any losses in such accounts.

Note 6 - Income taxes:

A reconciliation of the expected income tax expense (based on the federal statutory rate of 21%) to the actual income tax expense (benefit) for the year ended June 30, 2021, is as follows:

Computed "expected" income tax expense	$ 55
State income tax expense, net of federal effect	20
	$ 75

Note 6 - Income taxes - continued:

The income tax effect of temporary differences that give rise to significant portions of the Company's deferred income tax assets and liabilities at June 30, 2021 is presented below:

Deferred income tax assets:	
Net operating loss and credit carryforward	$ 3,607
Accounts payable	505
Due to related party	573
Total gross deferred income tax assets	4,685
Deferred income tax liabilities	-
Net deferred tax asset	$ 4,685

The Company's management concluded that it was more likely than not that the deferred tax asset would be recovered so no valuation allowance against the net deferred tax asset was deemed necessary at June 30, 2021.

The Company has net operating loss carryforwards for federal and state income tax purposes of $13,361 at June 30, 2021, which are available to offset future taxable income.

SUPPLEMENTAL INFORMATION

GLOVER CAPITAL, INC.

Computation of Net Capital Under Rule 15c-1 of the Securities and Exchange Commission

June 30, 2021

COMPUTATION OF NET CAPITAL

Total stockholder's equity from statement of financial condition		$ 118,227
Deduct stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		118,227
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated borrowings		118,227
Deductions and/or charges:		
Total nonallowable assets - commissions receivable, deferred tax asset/taxes receivable	$5,216	
Secured demand note deficiency	-	
Commodity futures contracts and spot commodities-proprietary capital charges	-	
Other deductions and/or charges	-	
Other additions and/or allowable credits	-	(5,216)
Net capital before haircuts on securities positions (tentative net capital)		113,011
Subordinated securities borrowings	-	
Trading and investment securities:		
Exempted securities	-	
Debt securities	-	
Options	-	
Other securities	-	
Undue concentrations	-	
Other	$ (200)	(200)
Net capital		$ 112,811

See report of independent registered public accounting firm.

GLOVER CAPITAL, INC.

Computation of Net Capital Under Rule 15c-1 of the Securities and Exchange Commission - Continued

June 30, 2021

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition (less deferred income taxes)	3,992
Add:	
Drafts for immediate credit	-
Market value of securities borrowed for which no equivalent value is paid or credited	-
Other unrecorded amounts	-
Total aggregate indebtedness	$ 3,992

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required based on aggregate indebtedness	$ 266
Minimum dollar requirement	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 107,811
Ratio of aggregate indebtedness to net capital	0.04:1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 112,811
Audit adjustments	-
Net capital per previous page	$ 112,811

See report of independent registered public accounting firm.

WIPFLI

235 Peachtree Street NE
Suite 1800
Atlanta, GA 30303

404 588 4200
wipfli.com

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Glover Capital, Inc.
Atlanta, Georgia

We have reviewed management's statements, included in the accompanying Exemption Report, in which *(a)* Glover Capital, Inc. (the "Company") identified the provisions of the SEC's Frequently Asked Questions Concerning the July 30, 2013 Amendments to the Broker-Dealer Financial Reporting Rule (referring to SEC Rule 15c3-3), specifically question and answer 8 (as amended July 1, 2020), under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and *(b)* management of the Company stated that the Company met the identified exemption provision throughout the fiscal year ended June 30, 2021 without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in the first paragraph above related to Rule 15c3-3 under the Securities Exchange Act of 1934.

Wipfli LLP

Atlanta, Georgia
August 19, 2021

GLOVER CAPITAL, INC.®
INVESTMENT BANKERS
3520 Piedmont Rd, NE, Suite 130, Atlanta, GA 30305
Telephone: (404) 523-2921 Facsimile: (404) 523-8730
glover@glovercap.com

EXEMPTION REPORT

Pursuant to Securities and Exchange Commission Rule 17a-5(d)(4)

August 19, 2021

Wipfli LLP
235 Peachtree Street, NE
Suite 1800
Atlanta, Georgia 30303

The management assertions below are designed to meet the Exemption Report criteria pursuant to Securities and Exchange Commission ("SEC") Rule 17a-5(d)(4):

Glover Capital, Inc. (the "Company") is a broker/dealer registered with the SEC and the Financial Industry Regulator Authority ("FINRA"). Pursuant to SEC's Frequently Asked Questions Concerning the July 30, 2013 Amendments to the Broker-Dealer Financial Reporting Rule (referring to SEC Rule 15c3-3), specifically question and answer 8 (as amended July 1, 2020), the Company is claiming an exemption from SEC Rule 15c3-3 for the fiscal year ended June 30, 2021. The Company's business activities consists solely of investment banking activities in connection with their client's merger and acquisition transactions and during the reporting period the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in Rule 15c3-3).

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statements are true and correct to the best of our and the Company's knowledge.

GLOVER CAPITAL, INC.

Marion B. Glover

Gail S. Glover

WIPFLI

235 Peachtree Street NE
Suite 1800
Atlanta, GA 30303

404 588 4200
wipfli.com

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholder
Glover Capital, Inc.
Atlanta, Georgia

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Glover Capital, Inc and the SIPC, solely to assist you and SIPC in evaluating Glover Capital, Inc's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2021. Glover Capital, Inc's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2021, noting a difference of $27, which difference had no impact on the General Assessment due and paid;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers from Glover Capital, Inc., noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers from Glover Capital, Inc.'s supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting there was no overpayment.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Glover Capital, Inc's compliance with the applicable instructions of the Form SIPC-7 for the year ended June 30, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Glover Capital, Inc and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Wipfli LLP

Atlanta, Georgia
August 19, 2021

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended **6/30/2021**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

38686 FINRA JUN
GLOVER CAPITAL INC
3520 PIEDMONT RD NE STE 130
ATLANTA GA 30305-1571

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Marion Glover 404-523-2921

2. A.	General Assessment (item 2e from page 2)	$ 12
B.	Less payment made with SIPC-6 filed (**exclude interest**) __________ Date Paid	(0)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	0
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 12

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☒ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 12

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Glover Capital, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 21 day of July , 2021 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 7/1/2020 and ending 6/30/2021

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,865,232
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Asset Sales - Various Transactions: RC-Bottling; Made-Rite; Red River; Durham (Deductions in excess of $100,000 require documentation) Interest: $88	1,857,192
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$ 8,040
2e. General Assessment @ .0015	$ 12 (to page 1, line 2.A.)